Exhibit 99
Letter to Shareholders
First Quarter 2014

I may have developed an occupational affliction resulting from viewing television images of massive multi-vehicle pileups, abandoned vehicles on unpassable southern state highways, and golf ball sized hail sweeping parts of the country that immediately forces quick calculations of damage estimates. My mental math skills were well tested during the first quarter, with the wild winter weather at times accounting for the most popular topic by volume on social and mainstream media. As I write this well into April, snow still covers the ground outside our offices.

No question the winter was the story of the quarter, and happily we helped our customers with the higher frequency of their upsets and maintained our economic balance all very nicely. Not surprisingly, the weekly and monthly paths were uneven, but the overall results for the quarter were quite acceptable, with an aggregate combined ratio of 93.4 and written premium growth of just over 5%. Some of our talented colleagues expend a great deal of effort to create seasonally adjusted ranges of possible outcomes consistent with our targets ensuring we react well to signal and less so to explainable non-systemic external variation. While these are only models, they certainly did not have us overreacting to the rare reporting of a February result in excess of our 96 target, but that doesn’t mean March’s sub 92 combined ratio, both results within predictive ranges, was not a welcome outcome.

A close look at profitability for the quarter has our Personal Lines business under a 94 combined ratio, with our Direct channel right at 96, while Agency operated closer to a 92. Personal Lines includes our special lines products, which for large parts of the country are in hibernation during the quarter and offer a short respite from normal loss costs over the rest of the year. Special lines volume is more heavily weighted to the Agency channel. Our Commercial Lines business, more volatile by nature on any shorter-term measurement basis, finished the quarter well at a sub 91 combined ratio, but not without the same seasonality amplifying the already higher volatility of the monthly combined ratios, which produced a 17 point swing from top to bottom of the individual monthly profitability results. Overall, these are a very comfortable set of profitability results for the quarter and given the external environment I’d even upgrade the assessment.

New application growth for the quarter was in some ways equally as volatile and at times frustrating. After periods of weakness, we saw strong growth in the second half of February, and reported then that new business production was strong single digit growth for Agency and higher double digit teens for Direct. Since then, both channels have moderated considerably and whether the closure of some agencies and/or changes in consumer behavior during periods of extreme cold were the catalyst for the swings we don’t fully know. We have also been conscious of what appears to be a volume spike associated with receipt of tax refunds, which also appeared to be slightly out of sync with last year’s timing by about a week or so. The quarter, taken in total, shows new application production running 13% for Direct and 2% for Agency. With a sustained period of greater rate stability, or smaller rate increases for our auto customers, we have experienced a welcome return of our primary retention measure slightly above for Direct, and slightly below for Agency, comparable periods over a year ago and building, providing stronger growth from renewal business.

Our Progressive Home Advantage®, Snapshot®, and mobile initiatives all had notable highlights in the quarter. Our Progressive Home Advantage collection of bundled property insurance offerings continues on an impressive trajectory with 44% year-over-year property written premium growth for the quarter. Our growing multi-policy penetration rate is a strong driver for auto policy life extension, and we plan on providing greater insight at our May Investor Relations meeting.

Snapshot had an equally good quarter with premium volume up 31% supported by continued strong new application growth in the Direct channel, and yet still a disappointingly lower overall acceptance in the Agency channel. The organizational capabilities required of this form of rating advancement are quite impressive, not the least of which is now 110 terabytes of vehicle-provided data available for analysis (even in comparison to the online data of the Library of Congress - it’s big).

Our mobile efforts directed at both quoting and servicing are performing very well, and volumes continue to reflect the growing acceptance of and creation of a digitally and mobile responsive consumer set.

We added about $150 million in comprehensive income from investing operations in the quarter, a 1.4% total return. The quarter seemed to be a weaker economic environment than some expected and note that we continue to resist reaching for yield at risk and maturity levels with which we are less comfortable. We have been a net seller of corporation and other non-treasury bonds as credit spreads have narrowed. The portfolio duration is a short 1.7 years. Our indexed and managed equity portfolios performed well for the quarter, but far from last year’s lofty returns.

Shortly after the end of the quarter, we announced the 2015 planned retirement of Brian Domeck, our CFO for the past seven years. Brian has been a tremendous colleague for me and contributor to Progressive, and we will all wish him well when the time comes. I also announced a succession plan with John Sauerland, our current President of Personal Lines, expected to assume the CFO role next year about this time.

The business is operating very well on every level and with solid results for 2014 so far, our attention is focused on more significant growth options and expanding the ones highlighted that show considerable promise. We will hold our annual Investor Relations meeting on May 15th and focus on these very issues in greater detail.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer